SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

2 August 2013

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F...X...   Form 40-F.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-189150) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-189150):

Exhibit	Document
1	Capitalisation table as at 30 June 2013

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

2 August 2013

	By:	/s/ G Culmer
		Name:	George Culmer
		Title:	Group Finance Director Lloyds Banking Group plc

Exhibit 1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2013.  In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

30 June 2013
(£m)
Capitalisation
Equity
Shareholders’ equity	43,364
Non-controlling interests	323
Total equity	43,687

Indebtedness

Subordinated liabilities	34,235

Debt securities
Debt securities in issue	106,347
Liabilities held at fair value through profit or loss (debt securities)	5,246
Total debt securities	111,593

Total indebtedness	145,828

Total capitalisation and indebtedness	189,515

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group.  As of 30 June 2013, all indebtedness was unsecured except for £61.1 billion of securitisation notes and covered bonds and £4.7 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, on its call date, of €219 million of dated subordinated debt on 5 July 2013, there have been no issuances or redemptions of subordinated liabilities since 30 June 2013.

There has been no material change in the information set forth in the table above since 30 June 2013.